Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

26 May 2014

PRIMA’S CVAC PATENT APPLICATION RECEIVES U.S. NOTICE OF ALLOWANCE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) is pleased to announce that the Company has received a Notice of Allowance from the United States Patent and Trademark Office (USPTO) for Patent Application 11/561,204 “Compositions for immunotherapy and uses thereof” which protects its CVac™ technology; currently in development for ovarian and pancreatic cancer.

This application protects the method of composition and method of use of Prima’s CVac for the generation of a cytotoxic T cell response against the mucin 1 antigen. CVac is a personalised immunotherapy composed of patients’ own dendritic cells pulsed with the cancer antigen mucin 1, conjugated to oxidised mannan fusion protein. The pulsed dendritic cells are then reinjected into the patient to stimulate an immune response to the mucin 1 cancer antigen.

Chief Executive Officer, Matthew Lehman said that “the allowance of this key USA patent is a significant milestone. The grant of the USA patent would complete the granting of all pending applications relating to the Company’s intellectual property portfolio”.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au    ABN: 90 009 237 889